VF 4-21-05

BB 3/15



SECU[illegible] 05040146 [illegible]SION

Washington

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 43520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Holland Capital Management, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, Suite 700
(No. and Street)

Chicago (City) Illinois (State) 60606-2813 (Zip Code)

PROCESSED
APR 22 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601-5212 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 07

SEC MAIL MAR 01 2005

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis A. Holand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holland Capital Management, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Holland Capital Management, Inc., its general partner

Signature

President

Title

Notary Public



"OFFICIAL SEAL"
CYNTHIA GENTILE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/01/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Partners of
Holland Capital Management, L.P.:

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Partnership), as of December 31, 2004, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holland Capital Management, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005, except as to note 11, which is as of February 28, 2005

HOLLAND CAPITAL MANAGEMENT, L.P.
(A Delaware Limited Partnership)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	2,216,434
Asset management fees		2,456,478
Securities owned		101,152
Furniture, office equipment, software, and leasehold improvements:		
At cost, less accumulated depreciation and amortization of $236,414		181,705
Deposits with clearing brokers		25,000
Prepaid expenses and other assets		160,695
Total assets	$	5,141,464

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued expenses	$	402,289
Capital lease liability		120,825
Total liabilities		523,114
Partners' capital		4,618,350
Total liabilities and partners' capital	$	5,141,464

See accompanying notes to financial statements.

HOLLAND CAPITAL MANAGEMENT, L.P.
(A Delaware Limited Partnership)

Notes to Financial Statements

December 31, 2004

(1) Organization

Holland Capital Management, L.P. (the Partnership) was organized as a limited partnership on March 13, 1991 under the laws of the State of Delaware for the purpose of providing investment services. The Partnership is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Partnership is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On January 1, 2002, the Partnership admitted HCM Investments, Inc. (HCM), an affiliate of the Partnership, as a limited partner. As a result of HCM becoming a limited partner, HCM contributed all of its assets to the Partnership and the Partnership assumed all of HCM's liabilities.

The limited partners shall not be personally liable to the Partnership, to any partners, or to the creditors of the Partnership for the debts of the Partnership or any of its losses beyond the amount of capital actually contributed to the Partnership by such limited partners plus their respective share of accumulated and undistributed net profits of the Partnership and any interest thereon.

The Partnership provides investment advisory services for institutional customers and high net-worth individuals and provides services as an introducing broker/dealer for these and other customers. In addition, the Partnership provides periodic research services to institutional investors and acts as investment manager to the Lou Holland Growth Fund (the Growth Fund).

(2) Summary of Significant Accounting Policies

(a) Securities Owned

The investment in the U.S. Agency bond is carried at market value based on the last quoted sales price at the close of regular trading on the day the valuation is made. The investment in NASDAQ warrants is carried at estimated fair value.

(b) Depreciation and Amortization

Depreciation and amortization of furniture, office equipment, software, and leasehold improvements are computed on the basis of estimated useful lives using the straight-line method or the terms of the respective lease, whichever is less.

(c) Income Taxes

Federal income taxes related to income and expenses of the Partnership are the responsibility of the partners and are not included in the accompanying financial statements. The Partnership may be responsible for Illinois Replacement tax.

(d) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Asset management fees are invoiced quarterly but are recognized as earned on a pro rata basis over the term of the contract.

(e) Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and money market investments, which are readily convertible to cash.

(f) Use of Estimates in the Preparation of Financial Statements

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The presentation of the financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures. Actual results could differ from those estimates.

(3) Securities Owned

Securities owned consisted of the following at December 31, 2004:

		Market value
U.S. Agency bond	$	98,656
NASDAQ Small Cap warrants		2,496
	$	101,152

(4) Related Parties

Revenues earned for asset management of the Lou Holland Growth Fund amounted to $303,698 in 2004. The partnership paid expenses of $147,055 for the year ended December 31, 2004 for the Growth Fund's expenses that were in excess of the Growth Fund's expense cap ratio of 1.35%. These expenses are included in asset management expenses of the Partnership.

(5) Employee Benefit Plans

The Partnership has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Partnership may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. The Partnership contributed $133,621 to the profit sharing plan for the year ended December 31, 2004. The Partnership made matching 401(k) employer contributions for employees totaling $69,447 for the year ended December 31, 2004.

(6) Credit Facility Arrangements

At December 31, 2004, the Partnership had an irrevocable letter of credit with a bank in the amount of $48,898 for securing the lease of the office. Borrowings under the line are guaranteed by the Partnership's majority limited partner. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears.

(Continued)

(10) Agreement with Pershing

The Partnership has an agreement whereby the Partnership transacts, on a fully disclosed basis, its securities transactions through Pershing LLC, a wholly owned subsidiary of The Bank of New York Company, Inc (Pershing). Pursuant to this agreement, the Partnership is ultimately responsible for payment of securities purchased and delivery of securities sold by its customers. Pershing provides the Partnership with certain back office support and clearing services on all principal exchanges. As a condition of this agreement, the Partnership maintains a cash deposit of $25,000 in its clearing deposit account at Pershing.

(11) Regulatory Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2004, the Partnership had net capital of $1,845,257, which was $1,810,383 in excess of its required net capital of $34,874. The Partnership's ratio of aggregate indebtedness to net capital was .28 to 1.0.